November 13, 2014 Via EDGAR System
ATTORNEYS AT LAW
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WRITER'S DIRECT LINE
414.297.5596
pfetzer@foley.com EMAIL

CLIENT/MATTER NUMBER
055573-0108

U.S. Securities and Exchange Commission
Attention:        Brent J. Fields, Secretary, Office of the Secretary
Norm Champ, Director, Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-4720

Re:	Precidian ETFs Trust; File No. 812-14116

Ladies and Gentlemen:

On behalf of Precidian ETFs Trust (the “Trust”), Precidian Funds LLC (the “Adviser”) and Foreside Fund Services, LLC (“Foreside” and Foreside together with the Trust and the Adviser, the “Applicants”), on January 25, 2013 we submitted an application (the “Application”) seeking an order under Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), that would grant an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act, under Sections 6(c) and 17(b) of the Act that would grant an exemption Sections 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.  Applicants further filed a first amendment and second amendment to the Application on February 12, 2013 and July 23, 2013, respectively.  After discussing the Application with the Staff of the Securities and Exchange Commission, the Applicants hereby respectfully request that the Securities and Exchange Commission consent to the withdrawal of the Application and the related response letters, and that the Securities and Exchange Commission take no further action with respect thereto.

If you have any questions relating to this filing, please do not hesitate to contact the undersigned at 414-297-5596.

Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer

cc:           Precidian Funds, LLC
   Daniel J. McCabe
   Mark Criscitello
Foley & Lardner LLP
   George Simon

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